FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Bender, John C.                          Boise Cascade Corporation                                    01-31-2003
Boise Cascade Corporation                BCC
1111 West Jefferson Street
Boise, ID 83702

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6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
                          X
                          Sr. Vice President

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7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                                            132 D

Preferred Stock                                                                (a) 773.6864 I         By ESOP Trust

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Stock Option         $43.875                                       07-28 Common Stock                    9,300  D
(Right to Buy)                                                     -2005

Stock Option         $31.375                                       07-26 Common Stock                    9,300  D
(Right to Buy)                                                     -2006

Stock Option         $36.875                                       07-25 Common Stock                    8,800  D
(Right to Buy)                                                     -2007

Stock Option         $29.375                                       02-12 Common Stock                    2,600  D
(Right to Buy)                                                     -2009

Stock Option         $38.0625                                      07-30 Common Stock                   29,000  D
(Right to Buy)                                                     -2009

Stock Option         $27.50                                        07-28 Common Stock                   29,000  D
(Right to Buy)                                                     -2010

Stock Option         $24.75                                        09-28 Common Stock                   15,500  D
(Right to Buy)                                                     -2010

Stock Option         $35.60                                        07-27 Common Stock                   52,900  D
(Right to Buy)                                                     -2011

Stock Option         $27.76                                        07-25 Common Stock                   44,000  D
(Right to Buy)                                                     -2012

Phantom Stock Units     (b)   01-31   A      165.038                     Common Stock          $23.91  11,971.  D
                              -2003          9                                                         9383


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Explanation of responses:

         (a) Represents number of shares beneficially owned as of January 31, 2003, based on information from plan administrator.

         (b) Each phantom stock unit is equal in value to one share of the company's common stock.

Signature of Reporting Person:
         /s/John C. Bender
         --------------------------------------------------
         John C. Bender